MERGER AGREEMENT

This Merger Agreement (this "Agreement") is dated October 31, 2006 (the "Effective Date"), and is by and among Pipex Therapeutics, Inc., a company duly organized and existing under the laws of the State of Delaware, having a place of business located at 3985 Research Park Drive, Ann Arbor, MI 48108 (hereinafter referred to as "Pipex"), Sheffield Pharmaceuticals, Inc., a company duly organized and existing under the laws of the State of Delaware, having a place of business located at 1576 Bella Cruz Drive, Suite 322, The Villages, FL 32159 (hereinafter referred to as "Sheffield"), Pipex Therapeutics Acquisition Corp., a company duly organized and existing under the laws of the State of Delaware, having a place of business located at 3985 Research Park Drive, Ann Arbor, MI 48108 (hereinafter referred to "Acquisition Sub").

RECITALS

WHEREAS, the respective Boards of Directors of each of Sheffield, Acquisition Sub and Pipex have determined that it is in the best interests of their respective companies and stockholders that Acquisition Sub merge with and into Pipex (the "Merger") with Pipex being the surviving corporation;

WHEREAS, Sheffield, as the sole stockholder of Acquisition Sub, has approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by written consent in accordance with the requirements of the Delaware General Corporation Law ("DGCL") and the Bylaws of Acquisition Sub;

WHEREAS, the Pipex stockholders a list of which has provided to Sheffield (collectively with the Founders, the "Pipex Stockholders") as holders of a majority of the outstanding capital stock of Pipex have approved this Agreement, the Merger and the transactions contemplated by this Agreement pursuant to action taken by written consent in accordance with the requirements of DGCL and the Bylaws of Pipex;

WHEREAS, pursuant to the Merger, among other things, the outstanding shares of common stock and preferred stock of Pipex shall be converted into the right to receive upon Closing (as hereinafter defined) and thereafter, the Merger Consideration (as hereinafter defined) with the warrants and stock options of Pipex to remain outstanding and be assumed by Sheffield; and

WHEREAS, the parties to this Agreement intend that the Merger qualify as a "reorganization," within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that Sheffield, Acquisition Sub and Pipex will each be a "party to a reorganization," within the meaning of Section 368(b) of the Code, with respect to the Merger.

NOW THEREFORE, the parties hereto hereby agree as follows:

ARTICLE 1.

THE MERGER

1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, Acquisition Sub shall be merged with and into Pipex at the Effective Time (as defined in Section 1.3). Following the Effective Time, Pipex shall be the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Pipex and Acquisition Sub in accordance with the DGCL.

1.2. The Closing. The closing of the Merger (the "Closing") shall occur contemporaneously with the filing of the Certificate of Merger in the form attached as Exhibit A (the "Certificate of Merger") with the Secretary of State of Delaware.

1.3. The Effective Time. As soon as is practicable following the signing of this Agreement, the parties shall file a copy of the Certificate of Merger executed in accordance with the relevant provisions of the DGCL and shall make all other filings or recordings required under the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Delaware Secretary of State (the time the Merger becomes effective being hereinafter referred to as the "Effective Time").

1.4. The Merger Consideration. As of the Effective Time, as a result of the Merger and without any other action on the part of the stockholders, all of the outstanding shares of common stock, $0.001 par value per share, of Acquisition Sub (the "Acquisition Sub Common Stock") shall be converted into shares of common stock of the Surviving Corporation (the "Pipex Common Stock") and all of the shares of Pipex outstanding immediately prior to the Effective Time shall, at the Effective Time, by virtue of the Merger and without any action on the part of the stockholders, be automatically converted into the Shares (as hereinafter defined) (collectively, the "Merger Consideration") by virtue of the Merger and without any action on the part of the Pipex Stockholders, and be converted into the right of the Pipex Stockholders to receive that portion of the Merger Consideration set forth across from their names in the list of stockholders provided to Sheffield. Fractional shares shall be rounded up or down to the nearest whole number.

The Merger Consideration shall be an aggregate of 34,000,000 million unregistered newly issued shares (the "Shares") of Sheffield common stock, par value $.001 per share ("Sheffield Common Stock"), to be issued and delivered to the Pipex Stockholders at the Effective Time (the "Closing") in accordance with the schedule of stockholders provided to Sheffield. Sheffield will assume all outstanding Pipex stock options and Pipex Warrants to purchase common stock outstanding. These Pipex options and warrants outstanding will be exchanged into Sheffield options and warrants outstanding on the same exchange ratio as the Sheffield Common Stock exchange ratio.

1.5. Registration Rights. The newly constituted Board of Directors of Sheffield, duly appointed at the Effective Time, together with the assistance of Sheffield's former Board of Directors, as the newly constituted Board of Directors shall reasonably request, and at

Sheffield's expense (excluding underwriting commissions and discounts), file within forty-five (45) days after the Effective Time with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended (the "1933 Act"), registering the Shares for public resale and shall use its best efforts to cause such registration statement to be declared effective by the SEC within one hundred fifty (150) days thereafter. Sheffield shall use its best efforts to keep each of such registration statements effective for a period not exceeding the earlier of (i) the second anniversary of the date on which such registration statement is declared effective by the SEC, (ii) the date on which the Shares, may be sold without restriction by the volume limitations of Rule 144(e) of the 1933 Act or (iii) such time as all of the Shares, included in such registration statement have been sold pursuant thereto. The registration rights under this Section 1.5 shall be assignable to any successor holder.

1.6 The Surviving Corporation. The Certificate of Incorporation and bylaws of Acquisition Sub as in effect at the Effective Time shall be the Certificate of Incorporation and bylaws of the Surviving Corporation until duly amended in accordance with applicable Law. The officers and directors of Acquisition Sub shall be the officers and directors of the Surviving Corporation until their successors are duly elected. The Merger shall have the effects set forth in Section 259 of the DGCL.

1.7. Legends and Restrictions. The stock certificates for the Sheffield Common Stock to be issued to the Pipex Stockholders shall be imprinted with a conspicuous legend in substantially the following form (unless otherwise permitted under this Agreement):

> THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE OR OTHER SECURITIES LAWS, AND MAY NOT BE OFFERED, SOLD, TRANSFERRED, OR ASSIGNED EXCEPT (i) PURSUANT TO REGISTRATIONS UNDER APPLICABLE SECURITIES LAWS, OR (ii) IF, IN THE OPINION OF COUNSEL REASONABLY ACCEPTABLE TO THE COMPANY, THE PROPOSED TRANSFER MAY BE EFFECTED IN COMPLIANCE WITH APPLICABLE SECURITIES LAWS WITHOUT REGISTRATION.

Upon the request of a Pipex Stockholder or any successor holder of Sheffield Common Stock, accompanied by an opinion of counsel of Pipex, which opinion and other counsel are reasonably satisfactory to Sheffield, to the effect that a transfer by the holder will not violate the 1933 Act or applicable state or other securities laws, Sheffield shall remove the legend from the Sheffield Common Stock held by the holder or shall issue to the holder a new certificate for Sheffield Common Stock without the transfer legend.

1.8. Tax Intent of the Parties. It is the intention of the parties that the Merger be treated as a reorganization qualifying under Section 368(a) of the Internal Revenue Code of 1986, as amended. The parties shall use their best efforts to take all reasonable actions necessary to cause the Merger to qualify as a reorganization pursuant to such section and shall treat the Merger accordingly on their respective tax returns.

ARTICLE 2.
REPRESENTATIONS AND WARRANTIES OF PIPEX

Pipex represents and warrants to Sheffield and Acquisition Sub that to its actual present knowledge, except as otherwise disclosed on an the exceptions list provided to Sheffield:

2.1. Pipex Assets. Subject to the terms of this Agreement, at the Closing (as hereinafter defined), Pipex has good and proper title free and clear of any Liens and to the list of assets owned by Pipex and provided to Sheffield, which constitute substantially all of Pipex's assets (collectively, the "Pipex Assets").

2.2. Organization; Qualification. Pipex is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own all of its properties and assets and carry on its business as it is currently being conducted. Pipex is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the property it owns, leases or operates requires it to so qualify, except where the failure to be so qualified or in good standing in such jurisdiction.

2.3. Authorization. Pipex has all requisite power and authority, corporate or otherwise, to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Pipex have been duly authorized by the board of directors of Pipex and all of the Pipex Stockholders and no other proceedings on the part of Pipex are necessary with respect thereto. Assuming that Sheffield has duly authorized the execution and delivery of this Agreement, this Agreement constitutes the legal, valid and binding obligation of Pipex, enforceable in accordance with its terms, except as enforceability may be limited by (a) any applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors' rights generally or (b) general principles of equity, whether considered in a proceeding in equity or at law.

2.4. Consents and Approvals. Except for the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, Pipex is not required to obtain any material permit, make any filing with, or obtain the consent of any Governmental Authority, any party to any Pipex Contract, or any other Person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.

2.5. Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the list provided to Sheffield. Except as set forth such list, there are no outstanding subscriptions, options, rights, warrants, convertible securities or other agreements (other than this Agreement) or calls, demands or commitments of any kind relating to the issuance, sale or transfer of any capital stock or other equity securities of Pipex, whether directly or upon the exercise or conversion of other securities.

2.6. No Violations. Pipex's execution and delivery of this Agreement and performance by Pipex of its obligations under this Agreement do not (a) violate any provision of the certificate of

incorporation or by-laws of Pipex, (b) conflict with, result in a breach of, constitute a default under (or an event that, with notice or lapse of time or both, would constitute a default under), accelerate the performance required by, result in the creation of any Lien upon any of the properties or assets of Pipex under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under or adversely affect the rights or obligations of Surviving Corporation under, any contract to which either Pipex or a Founder is a party or by which any properties or assets of Pipex or a Founder are bound, or (c) violate any Law or Order currently in effect to which Pipex or a Founder is subject, in each case where such conflict, breach or violation would have a Material Adverse Effect on Pipex.

2.7. Contracts. Pipex has made available to Sheffield a true correct and complete copy of each Pipex contract included as a Pipex Asset (the "Pipex Contracts"), all of which contracts are set forth list provided to Sheffield. Each Pipex Contract is in full force and effect and is valid and enforceable in accordance with its terms.

2.8. Balance Sheet. Pipex has delivered to Sheffield the unaudited balance sheet of Pipex as at September 30, 2006 and audited financial statements of December 31, 2005 (the "Balance Sheet"). Except as set forth in the Balance Sheet, Pipex does not have any Liabilities of a nature and type required to be set forth on a balance sheet prepared in accordance with GAAP or in the footnotes thereto.

2.9. Intellectual Property Rights.

(a) Pipex has provided to Sheffield a true and complete list of (i) all of Pipex's U.S. patents, trademark registrations and applications, and copyright applications and registrations and (ii) all material agreements to which Pipex is a party granting or obtaining any rights under, or by their terms expressly restricting Pipex's rights to use, any intellectual property, other than generic or standard agreements (including agreements for commercially-available, off-the-shelf software) pursuant to which any such intellectual property is licensed to Pipex (collectively, the "Pipex Intellectual Property"). No written claim of invalidity or ownership with respect to any Pipex Intellectual Property has been made by a third party, and such Pipex Intellectual Property is not the subject of any threatened or pending legal proceeding. No individual or entity has asserted in writing that, with respect to the Pipex Intellectual Property, Pipex or a licensee of Pipex is infringing or has infringed any United States or foreign patent, trademark, service mark, trade name, copyright or other intellectual property right of any third party, or has misappropriated or improperly used or disclosed any trade secret, confidential information or know-how of any third party. To the best knowledge of Pipex, the use of the Pipex Intellectual Property by Pipex does not infringe in any material respect any United States or foreign patent, trademark, service mark, trade name, copyright or other intellectual property right of any third party, and does not involve the misappropriation or improper use or disclosure of any trade secrets, confidential information or know-how of any third party.

(b) Pipex is the exclusive licensee of the licensed subject matter (the "Licensed IP") and has not entered into any sublicense or assignment agreement with respect to, or otherwise directly or indirectly conveyed to any Person any interest in any of, the Licensed IP. Neither Pipex nor any Pipex Stockholder has assigned, transferred, conveyed or otherwise encumbered its right, title

and interest in any Licensed IP or Intellectual Property or entered into any agreement with any Third Party with respect to the any Licensed IP which is in conflict with this agreement.

2.10. Litigation. There is no suit, claim, action, proceeding, hearing, notice of violation, demand letter or investigation (each, an "Action") pending or threatened against Pipex or any executive officer or director of Pipex (in their capacity as such) or their respective businesses, properties or assets, including, without limitation, an Action to enjoin, in whole or in part, the Merger.

2.11. No Brokers or Finders. Pipex has not, and their respective Affiliates, officers, directors or employees have not, employed any broker or finder or incurred any liability for any brokerage or finder's fee or commissions or similar payment in connection with the Merger.

2.12. Investment Representations.

(a) Each Pipex Stockholder is an "accredited investor" within the meaning of Rule 501 of Regulation D under the 1933 Act. Each Pipex Stockholder has sufficient knowledge and experience in investing in companies similar to Sheffield so as to be able to evaluate the risks and merits of an investment in Sheffield Common Stock. Each Pipex Stockholder is able to financially bear the risks of loss of its entire investment in Sheffield Common Stock issuable hereunder.

(b) Each Pipex Stockholder is acquiring the shares of Sheffield Common Stock for his or her own account as principal, and not as nominee or agent, for investment purposes and not with a view to or for sale in connection with any distribution thereof except for any distribution in compliance with the registration provisions of the 1933 Act.

(c) Each Pipex Stockholder understands that the shares of Sheffield Common Stock being acquired by him or her have not been registered for sale under the 1933 Act or qualified under any other applicable federal or state securities laws and that the shares of Sheffield Common Stock being acquired by him or her are being offered and sold to him or her pursuant to one or more exemptions from the registration or qualification requirements of such securities laws and that the representations and warranties contained in this Section 2.12 are given with the intention that Sheffield may rely thereon for purposes of claiming such exemptions.

(d) Each Pipex Stockholder owns of record and beneficially all of his or her shares of Pipex Common Stock free and clear of all Liens.

ARTICLE 3.
REPRESENTATIONS OF SHEFFIELD AND ACQUISITION SUB

Sheffield and Acquisition Sub each represent to Pipex as follows:

3.1. Organization; Qualification. Sheffield is a corporation validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own all of its properties and assets and carry on its business as it is currently being conducted.

Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full corporate power and authority to own all of its properties and assets and carry on its business as it is currently being conducted. As of the date of this agreement, Sheffield currently has 3,163,772 shares of common stock outstanding, 100 million shares of common stock authorized. Sheffield also has 10 million shares of preferred stock authorized, but none issued and outstanding.

3.2. Authorization. Sheffield and Acquisition Sub each have the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Sheffield and Acquisition Sub have each been duly authorized by the board of directors of Sheffield and Acquisition Sub, respectively, and no other proceedings on the part of Sheffield or Acquisition Sub are necessary with respect thereto. Assuming that Pipex has duly authorized the execution and delivery of this Agreement, this Agreement constitutes the valid and binding obligation of Sheffield and Acquisition Sub, enforceable in accordance with its terms, except as enforceability may be limited by (a) any applicable bankruptcy, insolvency, reorganization, moratorium or similar Law affecting creditors' rights generally or (b) general principles of equity, whether considered in a proceeding in equity or at law.

3.3. Consents and Approvals. Neither Sheffield nor Acquisition Sub are required to obtain any permit, make any filing with, or obtain the consent of any Governmental Authority or any other Person in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, other than any filings with the SEC as may be required under the provisions of the Securities Exchange Act of 1934.

3.4. No Violations. Assuming the accuracy of the representations of the Pipex Stockholders set forth herein, Sheffield and Acquisition Sub's execution and delivery of this Agreement and performance by it of its obligations under this Agreement do not (a) violate any provision of the certificate of incorporation or by-laws of Sheffield or Acquisition Sub, (b) conflict with, result in a breach of, constitute a default under (or an event that, with notice or lapse of time or both, would constitute a default under), accelerate the performance required by, result in the creation of any Lien upon any of the properties or assets of Sheffield or Acquisition Sub under, or create in any party the right to accelerate, terminate, modify, or cancel, or require any notice under, any Contract to which Sheffield or Acquisition Sub is a party or by which any properties or assets of Sheffield or Acquisition Sub are bound, or (c) violate any Law or Order currently in effect to which Sheffield or Acquisition Sub is subject, in each case where such conflict, breach or violation would have a material adverse effect on Sheffield or Acquisition Sub.

ARTICLE 4.
MISCELLANEOUS

4.1. Definition of Certain Terms. When used in this Agreement, the following terms shall have the following meanings:

"Affiliate" means an individual or entity controlled by or under common control with a party.

"Know-how" means all tangible information related to any product and pharmacological, toxicological, clinical, analytical, and quality control data, and regulatory information, including but not limited to formulations, materials, data, drawings and sketches, designs, testing and test results, and other regulatory information of a like nature, owned by or licensed to Pipex and which Pipex has a right to disclose.

"GAAP" means generally accepted accounting principles in the United States.

"Governmental Authority" means any governmental or regulatory body, or political subdivision thereof, whether federal, state, local or foreign, or any agency, instrumentality or authority.

"Law" means any laws, statutes, ordinances, regulations, rules, and orders of any Governmental Authority.

"Liability" means any direct or indirect liability, indebtedness, obligation, commitment, expense, claim, deficiency, guaranty or endorsement of or by any Person of any type, whether accrued, absolute, contingent, matured or unmatured.

"Lien" means, with respect to the assets or property of any Person, any claim, lien, security interest, deed of trust, mortgage, encumbrance or charge of any kind, excluding statutory liens for taxes not yet due, in favor of any other Person, whether voluntarily incurred or arising by operation of law, and includes, without limitation, any agreement to give any of the foregoing in the future, and any contingent sale or other title retention agreement or lease in the nature thereof.

"Order" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any court, arbitral tribunal, administrative agency, or other Governmental Authority.

"Party" means any of Sheffield, Acquisition Sub, and Pipex.

"Person" means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

"Third Party" means a Person who or which is neither a Party nor an Affiliate of a Party.

4.2. Severability. If any provision of this Agreement is held in any jurisdiction to be prohibited or unenforceable for any reason, that provision will, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions of this Agreement, and any such prohibition or unenforceability in any jurisdiction will not invalidate or render unenforceable that provision in any other jurisdiction.

4.3. Notices.

(a) Every notice or other communication required or contemplated by this Agreement must be in writing and sent by one of the following methods: (a) personal delivery, in which case delivery is deemed to occur the day of delivery; (b) certified or registered mail, postage prepaid, return receipt requested, in which case delivery is deemed to occur the day it is officially recorded by the U.S. Postal Service as delivered to the intended recipient; or (c) next-day delivery to a U.S. address by recognized overnight delivery service such as Federal Express, in which case delivery is deemed to occur one business day after being sent. In each case, a notice or other communication sent to a Party must be directed to the address for that Party set forth below, or to another address designated by that party by written notice:

If to Sheffield, to:

Sheffield Pharmaceuticals, Inc.
1576 Bella Cruz Dr Suite 322
The Villages, FL 32159
Attention: Michael F. Manion

If to Acquisition Sub:

Pipex Therapeutics Acquisition Corp.
1576 Bella Cruz Dr Suite 322
The Villages, FL 32159
Attention: Michael F. Manion

If to Pipex, to:

Pipex Therapeutics, Inc.
3985 Research Park Drive
Ann Arbor, MI 48108
Attention: Steve H. Kanzer

with a copy to:
Lehman & Eilen, LLP
Mission Bay Office Plaza
20283 State Road 7, Suite 300
Boca Raton, FL 33498
Attention: Henry Gracin, Esq.

(b) Notice not given in writing shall be effective only if acknowledged in writing by a duly authorized representative of the party to whom it was given.

4.4. Entire Agreement. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties pertaining to the subject matter hereof.

4.5. Amendments and Waivers. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties. No waiver by any party of any default, breach or misrepresentation under this Agreement will be deemed to extend to any prior or subsequent default, breach or misrepresentation or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

4.6. Counterparts. This Agreement may be executed in several counterparts, each of which is deemed an original and all of which together constitute one and the same instrument.

4.7. Governing Law. This Agreement is governed by the law of the State of Delaware, without giving effect to the conflicts of laws provisions, except to the extent that it is mandatory that the DGCL be applicable.

4.8. Binding Effect. This Agreement is binding upon and inures to the benefit of the parties and their respective heirs, successors and permitted assigns.

4.9. Assignment. Pipex and Sheffield and Acquisition Sub may freely assign any of their rights (but not their obligations) under this Agreement without the prior written consent of the other, but with an obligation of providing timely written notice to the other of any such assignment.

IN WITNESS HEREOF, Pipex, Sheffield and Acquisition Sub hereby execute this Agreement as of the date stated in the first introductory clause of this Agreement.

PIPEX THERAPEUTICS, INC.

By: ______________________
Name: Steve H. Kanzer
Title: Chairman and Chief Executive Officer

SHEFFIELD PHARMACEUTICALS, INC.

By: ______________________
Name: Michael F. Manion
Title: President

PIPEX THERAPEUTICS ACQUISITION CORP.

By: ______________________
Name: Nicholas Stergis
Title: President